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^ (ALSO ADMITTED IN CALIFORNIA) ◆ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)

August 9, 2018

Confidential

Ms. Celeste Murphy

Mr. Courtney Lindsay

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	LingoChamp Inc.
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on July 19, 2018
CIK No. 0001742056

Dear Ms. Murphy, Mr. Lindsay, Mr. Littlepage and Ms. Jacobson:

On behalf of our client, LingoChamp Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 27, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 19, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

August 9, 2018

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 38

1.

We note your response to our prior comment 2 and your revisions throughout your registration statement. Please further revise your disclosures here and on page 56 to state the approximate amount you currently may loan or contribute to your subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 40, 56 and 57 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies

(m) Revenue Recognition, page F-17

2.

Tell us how you assessed the probability that you will collect substantially all of the consideration to which you are entitled, in light of the “full recourse” nature of your arrangements with financing companies upon default of your customers. Refer to ASC 606-10-25-1(e).

The Company respectfully advises the Staff that the Company has assessed the collectability of the consideration to which it is entitled in accordance with ASC 606-10-25-1(e) and concluded that it is probable that the Company will collect substantially all of this consideration based on the following considerations:

•

The Company analyzes customer credit based upon customer purchase records. Installment payment arrangements are almost exclusively offered to those customers who have already subscribed and paid for other courses provided by the Company in the past. The Company believes that customers who have a history of paying for previously subscribed courses have the ability and intention to pay the consideration for further courses when the consideration comes due; and

Securities and Exchange Commission

August 9, 2018

•

The Company has also considered relevant contractual terms and its customary business practices as part of its collectability assessment in accordance with the guidance in ASC 606-10-55-3C and concluded that its exposure to credit risk under its arrangements with financing companies is very limited. The installment periods offered to customers range from 3 months to 12 months, and are designed to be no longer than the periods of the associated sold courses. Customers are required to make payments in pre-agreed upon installments, generally on a monthly basis. The Company will cease to provide the course once notified by the financing companies of any default by the customer. The Company believes that these payment terms have limited its exposure to credit risk and that its exposure to credit risk is less than the entire consideration promised for the sold courses. Moreover, considering its right and customary business practice to cease providing the service in the event of default, there is no need for the Company to consider the likelihood of payment for promised services that will not be transferred following such default.

The Company further advises the Staff that the accounts receivable recorded under installment arrangements amounted to nil, RMB4.1 million and RMB7.3 million as of December 31, 2016 and 2017 and June 30, 2018, respectively, all of which has been collected by the Company in subsequent periods.

2.

With respect to prepaid multiple course packages, please disclose your policy for developing a reasonable estimate of breakage for unconsumed courses. Also, please tell us if you consider in your estimate circumstances where the Company has been paid in full for a multiple course package but the customer has not paid the financial institution in full.

The Company respectfully advises the Staff that the Company has considered and assessed breakage for unconsumed courses in accordance with ASC 606-10-55-48. The Company’s operational system tracks and monitors the consumption of online courses by customers and the Company estimates the breakage amount based on accumulated actual breakage data for multiple course packages sold. Following the conclusion of each reporting period, the Company updates its assessment of the estimated breakage amount. For the years ended December 31, 2016 and 2017 and for the six-month period ended June 30, 2018, the estimated breakage amount was not material, since substantially all the courses sold by the Company during these periods were consumed by the customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and F-18 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 9, 2018

The Company further advises the Staff that it has considered in its estimate circumstances where the Company has been paid in full for a multiple course package but the customer has not paid the financial institution in full. The Company has concluded that installment payment arrangements do not have a material impact on the estimated breakage amount based on the following considerations: (i) under installment payment arrangements, it is probable that the Company will collect substantially all of the consideration to which it is entitled and its exposure to credit risk is very limited, as discussed in the response to comment no. 2; and (ii) the estimated breakage amount was not material in the reporting periods, as discussed in preceding paragraph.

3.

Consistent with your response to comment 8, please further disclose here and on page 78 the details regarding your policy for estimating a refund rate that enables you to reliably conclude it is probable a significant revenue reversal will not occur. That is, we note it is the Company’s policy to review and supervise the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, the Company is able to maintain a stable refund rate, which constitutes a reasonable and reliable basis for the Company to estimate and calculate the amount of the refund for packages sold. Refer to ASC 606-10-32-11.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

*        *        *

Securities and Exchange Commission

August 9, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Wang, Chairman of the Board of Directors and Chief Executive Officer,

LingoChamp Inc.

Bin Yu, Chief Financial Officer, LingoChamp Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

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